SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 0-23111

                           NOTIFICATION OF LATE FILING

(Check One):  [_] Form 10-K  [_] Form 11-K  [_] Form 20-F  [X] Form 10-QSB
              [_] Form N-SAR

For Period Ended:  June 30, 2003
                   -------------

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

                                     PART I
                             REGISTRANT INFORMATION

                  Full name of registrant: HOME DIRECTOR, INC.
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                           Former name if applicable:
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                      Address of principal executive office
                              (street and number):

                            2525 Collier Canyon Road
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                            City, state and zip code:

                           Livermore, California 94551
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

                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

         State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         An extension of time to prepare and submit Registrant's Report on Form 10-QSB is being requested because the Registrant was unable to complete the preparation of its financial statements and Item 2. (Management's Discussion and Analysis) in compliance with Regulation G. Accordingly, the Registrant could not prepare and file the Form 10-QSB without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                        Daryl Stemm     (925)        373-0438
                 ----------------------------------------------------
                          (Name)     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [_] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our net loss in the second quarter of 2003 was approximately $1,053,000, as compared to net income of approximately $2,414,000 in 2002. On a year-to-date basis, the net loss for 2003 was $1,512,000 as compared to net income of $1,699,000 for 2002. The change was primarily attributable to the gain on extinguishment of certain liabilities recorded in the second quarter of 2002.

 The table below reconciles our reported net income (loss) to Adjusted Loss by excluding certain charges:

------------------------------------ -------------------------------------  --------------------------------------
                                          For the three months ended              For the six months ended
                                          --------------------------              ------------------------
                                    June 30, 2003       June 30, 2002      June 30, 2003       June 30, 2002
                                      -------------       -------------      -------------       -------------
Net income (loss) - as reported      $(1,052,869)       $ 2,413,743         $(1,512,304)       $ 1,698,777
----------------------------------- ------------------- ------------------ ------------------- -------------------
Adjustments:
----------------------------------- ------------------- ------------------ ------------------- -------------------
Provision for abandonment of
facility                            590,000             ---                590,000             ---
----------------------------------- ------------------- ------------------ ------------------- -------------------
  Gain on extinguishment of
  certain liabilities               ---                 (4,660,413)        ---                 (4,660,413)
----------------------------------- ------------------- ------------------ ------------------- -------------------
  Other expense
                                    ---                 875,585            ---                 875,585
----------------------------------- ------------------- ------------------ ------------------- -------------------
Adjusted Loss                       $(462,869)          ($1,371,085)         $(922,304)          $(2,086,051)
----------------------------------- ------------------- ------------------ ------------------- -------------------

         The Adjusted Loss from operations for the second quarter of 2003 was $463,000 compared to an Adjusted Loss from operations of $1,371,000 for the second quarter of 2002 - a decrease of 66%. On a year-to-date basis the Adjusted Loss from operations for 2003 was $922,000 as compared to an Adjusted Loss from operations of $2,086,000 for 2002 - a decrease of 56%.





                               HOME DIRECTOR, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August  15, 2003                           By:  /s/ Daryl Stemm
       ----------------                                ---------------
                                                       Daryl Stemm
                                                       Chief Financial Officer